SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934




[Mark One]
[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended November 30, 1995.

                              OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from _______________ to
__________.

      Commission file number: 1-10157.


                         L.A. GEAR, INC.
                   EMPLOYEE STOCK SAVINGS PLAN
         (Full title of the plan; address is the same as
                 that of the issuer named below)


                         L.A. GEAR, INC.
                    2850 Ocean Park Boulevard
                 Santa Monica, California  90405
     (Name of issuer of securities held pursuant to the plan and the address of its principal executive office)


                         L.A. GEAR, INC.
                   EMPLOYEE STOCK SAVINGS PLAN


INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
- ---------------------------------------------------------

                                                      Page

Report of Independent Accountants..................... F-1

FINANCIAL STATEMENTS
- --------------------

Statement of Assets Available for Plan Benefits -
  November 30, 1995 and 1994.......................... F-2

Statement of Changes in Assets Available for
  Plan Benefits - Years ended November 30, 1995
  and 1994............................................ F-3

Notes to Financial Statements......................... F-4 - F-9

SUPPLEMENTARY SCHEDULES*
- ------------------------

Item 27a-Form 5500:
     Schedule of Assets Held for Investment Purposes
      at November 30, 1995............................ F-10

Item 27b-Form 5500:
     Schedule of Loans or Fixed Income Obligations
      at November 30, 1995............................ F-11

Item 27d-Form 5500:
     Schedule of Reportable Transactions for the
      Year ended November 30, 1995.................... F-12

                                                        Exhibit
EXHIBIT                                                   No.
- -------                                                   ---

Consent of Price Waterhouse LLP.......................    23



* All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.


                            Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Plan Committee of L.A. Gear, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   L.A. GEAR, INC.  EMPLOYEE
                                   STOCK SAVINGS PLAN


                                   By:  /s/ Tracey C. Doi
                                        -----------------------------
                                        Tracey C. Doi
                                        Vice President and Controller
                                        Member, 401(k) Plan Committee



                REPORT OF INDEPENDENT ACCOUNTANTS
                ---------------------------------


May 22, 1996


To the Participants and Advisory Committee of the L.A. Gear, Inc. Employee Stock Savings Plan

In our opinion, the accompanying Statement of Assets Available for Plan Benefits and the related Statement of Changes in Assets Available for Plan Benefits present fairly, in all material respects, the assets available for plan benefits of the L.A. Gear, Inc. Employee Stock Savings Plan at November 30, 1995 and 1994, and the changes in assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Price Waterhouse LLP
- ------------------------
Price Waterhouse LLP
Los Angeles, California

                         L.A. GEAR, INC.

                   EMPLOYEE STOCK SAVINGS PLAN
         STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS

                                                   November 30,
                                                -----------------
                                                1995         1994
                                                ----         ----
Investment at fair value:
 Sweep Account                                 $36,598      $48,200
 Collective Funds:
  Money Market Fund *                          447,771      420,905
  Asset Allocation Fund *                    1,152,112      993,745
  Bond Index Fund *                            552,314      501,221
  Growth Stock Fund *                        1,352,832      922,872
  S&P 500 Stock Fund *                       1,000,828      757,560
Common Stock:
  L.A. Gear, Inc. Common Stock                 205,874      487,804
Other:
  Participant Loans                            186,290      231,162
                                            ----------   ----------
    Total investments                        4,934,619    4,363,469
                                            ----------   ----------
Employer contributions receivable              297,558      397,240
Employee contributions receivable               32,212
Other receivables                                5,982
                                            ----------   ----------

    Total receivables                          335,752      397,240
                                            ----------   ----------
    Assets available for Plan benefits      $5,270,371   $4,760,709
                                            ==========   ==========

* Investment balance represents 5% or more of the Plan's assets available for Plan benefits.

  The accompanying notes are an integral part of the financial statements.


                         L.A. GEAR, INC.
                   EMPLOYEE STOCK SAVINGS PLAN


    STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
    ----------------------------------------------------------

                                                    Year Ended
                                                   November 30,
                                                -----------------
                                                1995         1994
                                                ----         ----
Additions to assets attributed to:

 Contributions:
  Participants                               $1,243,803   $1,411,023
  Employer                                      297,558      397,240
  Rollovers                                      23,996       69,676
                                             ----------   ----------
                                              1,565,357    1,877,939
                                             ----------   ----------
 Investment income (loss):
  Net appreciation (depreciation) in fair
   value of investments                         525,635     (494,486)
  Interest and dividend income                   46,408       32,241
                                             ----------   ----------
                                                572,043     (462,245)
                                             ----------   ----------

  Increase in other receivables                   5,982
                                             ----------   ----------
     Total sources of assets                  2,143,382    1,415,694
                                             ----------   ----------
Deductions from assets attributed to:

 Benefits and expenses:
  Benefits paid to participants               1,629,927      980,922
  Administrative expenses                         3,793        2,835
                                             ----------   ----------

     Total application of assets              1,633,720      983,757
                                             ----------   ----------

Increase in assets available for Plan
  benefits                                      509,662      431,937

Assets available for Plan benefits:
 Beginning of year                            4,760,709    4,328,772
                                             ----------   ----------
 End of year                                 $5,270,371   $4,760,709
                                             ==========   ==========

  The accompanying notes are an integral part of the financial statements.



                         L.A. GEAR, INC.
                   EMPLOYEE STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------

NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
- ----------------------------------------

The L.A. Gear, Inc. Employee Stock Savings Plan (the Plan) became effective December 1, 1985 and was amended and restated effective August 1, 1993 to conform to current law. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan sponsored by L.A. Gear, Inc. (the Company) and also functions as an employee stock savings plan under Section 4975(e) of the Internal Revenue Code (the
Code). The Plan covers all qualified employees, as defined by the Plan, provided they have completed at least thirty days of service, have worked at least 83 hours during that period and are 21 years of age or older. Plan participants should refer to the Plan agreement for more complete information.

Administrative Fees
- -------------------

Substantially all costs and expenses of administering the Plan are paid by the Company.

Contributions
- -------------

Participants in the Plan may contribute, on a tax-deferred basis, from 1% to 17% of their compensation, up to a maximum annual contribution as defined by the Plan. Participants may also elect to make after-tax contributions to the Plan in an amount which does not exceed 10% of the limits as prescribed by the Plan. Participants may change their deferral percentage and/or after-tax contribution election as of any date but only once in any three-month period. Company matching contributions are allocated based on participant deferrals. The Company matches 50% of participant contributions up to 6% of their annual compensation. In 1995 and 1994, all Company contributions were made in L.A. Gear, Inc. common stock. Total annual additions to a participant's account may not exceed the lesser of $30,000 or 25% of the participant's taxable compensation.

Participants are 100% vested in their deferred compensation and rollover contribution accounts and become vested in Company contributions as follows: 20% vested after one year of service under the Plan, 40% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years or upon death, disability or attainment of age 65. Any amount forfeited by an employee terminating the Plan before he/she is fully vested remains in the Plan and is applied toward the funding of employer contributions in future Plan years. There were approximately $36,900 and $52,600 in forfeitures at November 30, 1995 and 1994, respectively, which will be or were utilized to reduce Company contributions.

NOTE 1:  (Continued)
Participant Account Balances
- ----------------------------

Separate accounts are maintained for each participant's deferred compensation, rollover and Company contribution balances.
Earnings of the Plan are allocated to the participant accounts according to the ratio that a participant's account balance bears to the total of all participant account balances.

Benefits
- --------

Upon normal retirement at age 65, early retirement at age 55 (with 10 years of service), disability, death or certain hardship cases, participants or their beneficiaries are entitled to receive their vested balances in either a lump sum distribution or in installments. Pursuant to Plan provisions, participants may request loans secured by their account balances up to 50% of their vested balance in the Plan.

Plan Termination
- ----------------

Although the Company has not expressed any intent to terminate the Plan, the Company has the right to do so at any time. Upon Plan termination, participants automatically become 100% vested in Company contributions.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- ---------------------------------------------------

Basis of Presentation
- ---------------------

The accompanying financial statements were prepared on the accrual basis of accounting.

Investments
- -----------

As of November 30, 1995, the Plan participated in five collective trust funds managed by Wells Fargo Bank (the Trustee).

The investment in each investment fund is maintained in shares. The Trustee determines the share values of each investment fund as of each trade date. To the extent an investment fund is composed of collective investment funds of the Trustee, the net asset and share values are determined in accordance with the rules governing the collective investment funds. The net asset value of each investment fund is based on the fair market value of its underlying assets.

The investment in L.A. Gear, Inc. common stock is stated at fair market value as determined by the closing price on the New York Stock Exchange on the valuation date. The net change in the fair value of investments including realized and unrealized gains and losses is reflected in the accompanying Statement of Changes in Assets Available for Plan Benefits with Fund Information in Note 3.


NOTE 2:  (Continued)

Participant loans are composed of loans with interest rates ranging from 8% to 11% per annum with related terms ranging from 3 to 10 years.


NOTE 3 - INVESTMENTS:
- ---------------------

Participants direct the investment of their contributions into five funds administered by Wells Fargo Bank. All contributions are temporarily deposited in a sweep account prior to allocating the funds into the following investments:

Money Market Fund - This fund invests in a variety of money market instruments including U.S. Government and agency obligations, bank obligations and short-term corporate debt instruments.

Asset Allocation Fund - This fund attempts to earn a high level of total investment return by allocating its investments among three asset classes - common stocks, U.S. Treasury bonds and money market instruments.

Bond Index Fund - This fund seeks the total rate of return of the U.S. market for issued and outstanding high-grade corporate and U.S. Government bonds.

Growth Stock Fund - This fund seeks above-average capital appreciation by investing primarily in growth-oriented common stocks.

S&P 500 Stock Fund - This fund invests its assets primarily in the same stocks and in substantially the same percentages as the S&P
500 Composite Price Index.

L.A. Gear, Inc. Common Stock - All L.A. Gear, Inc. common stock is valued based upon the closing price on the New York Stock Exchange as of the respective reporting date.

Activity in each investment alternative for 1995 and 1994 is summarized in the schedules on pages F-7 and F-8, respectively.

At November 30, 1995 the employer contributions receivable of $297,558 was included as a contribution to L.A. Gear, Inc. Common Stock. Participant contributions receivable of $32,212 was allocated to the various funds in accordance with participant directives as follows: Money Market Fund $5,141; Asset Allocation Fund $7,293; Bond Index Fund $3,029; Growth Stock Fund $7,130; S&P 500 Stock Fund $6,121; and Participant Loans $3,498.

At November 30, 1994 the employer contributions receivable of $397,240 was included as a contribution to L.A. Gear, Inc.
Common Stock.


                                       L.A. GEAR, INC. EMPLOYEE STOCK SAVINGS PLAN

                                              STATEMENT OF CHANGES IN ASSETS
                                    AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                             FOR THE YEAR ENDED NOVEMBER 30, 1995

                                      Participant Directed                     Non-Participant Directed
                     ------------------------------------------------------  ----------------------------

                                                                             L.A.
                                                                             Gear,
                     Money     Asset       Bond      Growth      S&P 500     Inc.      Partici-
                     Market    Allocation  Index     Stock       Stock       Common    pant       Sweep
                     Fund      Fund        Fund      Fund        Fund        Stock     Loans      Account  Other   Total
                     --------  ----------  --------  ----------  ----------  --------  --------   -------  ------  ----------
Additions to
 assets attributed
 to:
  Contributions:
   Participants      $175,507    $320,870  $145,991     $348,238   $243,448    $8,451    $3,498   $(2,200) $       $1,243,803
   Employer                                                                   350,136             (52,578)            297,558
   Rollovers            7,491       1,770     4,263        4,613      5,859                                            23,996
                     --------  ----------  --------  ----------  ----------  --------  --------   -------  ------  ----------
                      182,998     322,640   150,254      352,851    249,307   358,587     3,498   (54,778)          1,565,357
                     --------  ----------  --------  ----------  ----------  --------  --------   -------  ------  ----------

  Investment income:
   Net appreciation
    (depreciation)
    in fair value of
    investments                   291,618    88,502      430,170    282,259  (566,914)                                525,635
   Interest and
    dividend income    26,177                                                            18,739     1,492              46,408
                     --------  ----------  --------  ----------  ----------  --------  --------   -------  ------  ----------
                       26,177     291,618    88,502      430,170    282,259  (566,914)   18,739     1,492             572,043
                     --------  ----------  --------  ----------  ----------  --------  --------   -------  ------  ----------
  Increase in other
   receivables                                                                                              5,982       5,982
                     --------  ----------  --------  ----------  ----------  --------  --------   -------  ------  ----------
Net transfers in        3,611                             47,453     16,827               9,059    45,842             122,792
                     --------  ----------  --------  ----------  ----------  --------  --------   -------  ------  ----------

   Total sources of
    assets            212,786     614,258   238,756      830,474    548,393  (208,327)   31,296    (7,444)  5,982   2,266,174
                     --------  ----------  --------  ----------  ----------  --------  --------   -------  ------  ----------

Deductions from
 assets attributed
 to:
  Benefits paid to
   participants       180,294     398,454   153,201      392,765    298,448   130,880    72,670     3,215           1,629,927
  Administrative
   expenses               485         722       468          619        556                           943               3,793
                     --------  ----------  --------  ----------  ----------  --------  --------   -------  ------  ----------

                      180,779     399,176   153,669      393,384    299,004   130,880    72,670     4,158           1,633,720
Net transfers out                  49,422    30,965                            42,405                                 122,792
                     --------  ----------  --------  ----------  ----------  --------  --------   -------  ------  ----------

   Total application
    of assets         180,779     448,598   184,634     393,384     299,004   173,285    72,670     4,158           1,756,512
                     --------  ----------  --------  ----------  ----------  --------  --------   -------  ------  ----------

Net increase
  (decrease)           32,007     165,660    54,122     437,090     249,389  (381,612)  (41,374)  (11,602)  5,982     509,662

Assets available for
  benefits:
   Balance,
    beginning year    420,905     993,745   501,221     922,872     757,560   885,044   231,162    48,200           4,760,709
                     --------  ----------  --------  ----------  ----------  --------  --------   -------  ------  ----------

   Balance, end of
    year             $452,912  $1,159,405  $555,343  $1,359,962  $1,006,949  $503,432  $189,788   $36,598  $5,982  $5,270,371
                     ========  ==========  ========  ==========  ==========  ========  ========   =======  ======  ==========


                                       L.A. GEAR, INC. EMPLOYEE STOCK SAVINGS PLAN

                                              STATEMENT OF CHANGES IN ASSETS
                                       AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                             FOR THE YEAR ENDED NOVEMBER 30, 1994

                                      Participant Directed                     Non-Participant Directed
                     ------------------------------------------------------  ----------------------------

                                                                             L.A.
                                                                             Gear,
                     Money     Asset       Bond      Growth      S&P 500     Inc.       Partici-
                     Market    Allocation  Index     Stock       Stock       Common     pant      Sweep
                     Fund      Fund        Fund      Fund        Fund        Stock      Loans     Account  Total
                     --------  ----------  --------  ----------  ----------  ---------  --------  --------  ----------
Additions to assets
 attributed to:
  Contributions:
   Participants      $201,266    $404,128  $159,152    $368,379    $272,721    $5,377   $          $        $1,411,023
   Employer                                                                   434,586              (37,346)    397,240
   Rollovers            1,223      24,764    17,042      13,682      12,965                                     69,676
                     --------  ----------  --------  ----------  ----------  ---------  --------  --------  ----------
                      202,489     428,892   176,194     382,061     285,686   439,963              (37,346)  1,877,939
                     --------  ----------  --------  ----------  ----------  ---------  --------  --------  ----------

Investment income:
  Net appreciation
   (depreciation)
   in fair value of
   investments                    (35,513)  (20,539)     24,830       5,299  (468,563)                        (494,486)
  Interest and
   dividend income     14,548                                                             16,512     1,181      32,241
                     --------  ----------  --------  ----------  ----------  ---------  --------  --------  ----------
                       14,548     (35,513)  (20,539)     24,830       5,299  (468,563)    16,512     1,181    (462,245)
                     --------  ----------  --------  ----------  ----------  ---------  --------  --------  ----------
Net transfers in                                         15,052                          128,153    61,881     205,086
                     --------  ----------  --------  ----------  ----------  ---------  --------  --------  ----------
  Total sources of
   assets             217,037     393,379   155,655     421,943     290,985   (28,600)   144,665    25,716   1,620,780
                     --------  ----------  --------  ----------  ----------  ---------  --------  --------  ----------

Deductions from
 assets attributed
 to:
  Benefits paid to
   participants       189,583     159,217   128,988     143,142     182,862   116,300     56,223     4,607     980,922
  Administrative
   expenses               557         697       475         597         501         8                            2,835
                     --------  ----------  --------  ----------  ----------  ---------  --------  --------  ----------

                      190,140     159,914   129,463     143,739     183,363   116,308     56,223     4,607     983,757
Net transfers out      16,348      21,751    67,656                  41,198    58,133                          205,086
                     --------  ----------  --------  ----------  ----------  ---------  --------  --------  ----------

  Total application
   of assets          206,488     181,665   197,119     143,739     224,561   174,441     56,223     4,607   1,188,843
                     --------  ----------  --------  ----------  ----------  ---------  --------  --------  ----------

Net increase
 (decrease)            10,549     211,714   (41,464)    278,204      66,424   (203,041)   88,442    21,109     431,937
Assets available
 for benefits:
  Balance, beginning
   year               410,356     782,031   542,685     644,668     691,136  1,088,085   142,720    27,091   4,328,772
                     --------  ----------  --------  ----------  ----------  ---------  --------  --------  ----------

  Balance, end of
   year              $420,905    $993,745  $501,221    $922,872    $757,560   $885,044  $231,162   $48,200  $4,760,709
                     ========  ==========  ========  ==========  ==========  =========  ========  ========  ==========

NOTE 4 - FEDERAL INCOME TAXES:
- -----------------------------

The Internal Revenue Service determined in a letter dated January 17, 1989 that the Plan constitutes a qualified Plan under Sections 401(a), 401(k) and 4975(e) of the Internal Revenue Code and that the trust is exempt from income taxes under Section 501(a) of the Code. A new determination letter from the Internal Revenue Service was requested prior to November 30, 1995 and a favorable determination letter was received subsequent to the Plan year end.

The Plan has determined that the Company made employer matching contributions to certain participants ineligible for such contributions during the Plan year ended November 30, 1995. The over-contributions in the amount of $5,982 have been recorded as other receivables at November 30, 1995.

NOTE 5 - PLAN AMENDMENTS:
- ------------------------

Effective February 1, 1995 the Plan was amended to allow employees to participate in the Plan after thirty days of service provided they worked at least 83 hours during that period and were at least age 21. Prior to this amendment, eligibility for participation in the Plan required three months of service.

In November 1995, the Plan was also amended effective for the Plan year beginning December 1, 1995, to provide for the following:

() Company matching contributions will be made on a bi-weekly basis to coincide with participant contributions. Prior to the amendment, all Company matching contributions were made at the end of the Plan year.

() Participants may elect to have 50% of the Company matching contribution made in cash. Prior to the amendment, all Company matching contributions were made in L.A. Gear, Inc. common stock.

() Participants may elect to contribute to the L.A. Gear Stock Fund which invests in L.A. Gear, Inc. common stock. Prior to the amendment, participant contributions were limited to the Wells Fargo collective trust funds with only Company matching contributions invested in L.A. Gear, Inc. common stock.


NOTE 6 - SUBSEQUENT EVENTS:
- --------------------------

Subsequent to the Plan year end, it was determined that the Plan was not in compliance with the annual non-discrimination test for the Plan year ended November 30, 1995. The Company intends to remedy such non-compliance within the time allowed under the regulations of the Internal Revenue Code.


The fair market value of the November 30, 1995 Plan investment in Company common stock increased by $231,124 during the period from December 1, 1995 to May 22, 1996.

                             L.A. GEAR, INC.
                     EMPLOYEE STOCK SAVINGS PLAN

                          ITEM 27a-FORM 5500:
           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          NOVEMBER 30, 1995

Identity of           Description of          Shares, units      Cost of     Current
  issue                 investment           principal amount     asset       value
- -------------------   --------------------  -----------------  ----------   ----------
                      Sweep Account               --           $   36,598   $   36,598
Collective Funds:
 Wells Fargo Bank*    Money Market Fund         447,771           447,771      447,771
 Wells Fargo Bank*    Asset Allocation
                       Fund                      60,862           944,734    1,152,112
 Wells Fargo Bank*    Bond Index Fund            39,143           487,985      552,314
 Wells Fargo Bank*    Growth Stock Fund          76,909           991,971    1,352,832
 Wells Fargo Bank*    S & P 500 Stock Fund       45,184           750,095    1,000,828

Common Stock:
 L.A. Gear, Inc.*     Common Stock              129,481           866,242      205,874

Participant Loans     Due 12/22/95-
                        3/19/04; 8%-11%                           186,290      186,290
                                                               ----------   ----------

                        Total investments held                 $4,711,686   $4,934,619
                                                               ==========   ==========

 *  Party-in-interest.

                                                       L.A. GEAR, INC.
                                               EMPLOYEE STOCK SAVINGS PLAN


                                                    ITEM 27b-FORM 5500
                                     SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                                                    NOVEMBER 30, 1995

                                                                        Detailed description of loan
                                                                        including dates of making and
                                                                        maturity, interest rate, the
                                                                        type and value of collateral,
                                       Amount received      Unpaid      any renegotiation of the loan
                        Original    during reporting year  balance at   and the terms of the                Amount over due
                        amount of   ---------------------    end of     renegotiations and other            ---------------
Name and address          loan      Principal    Interest     year      material items                    Principal   Interest
- ----------------        ---------   ---------    --------  ----------   ------------------------------    ---------   --------
Lori Schultze*               $968        $382         $32        $210   Loan date: 1/10/94; Maturity           $167       $1
15207 Mariposa Avenue                                                   date: 1/5/96; Interest rate:
Chino Hills, CA  91709                                                  8%; Collateral - Vested
                                                                        balance

 *   Overdue amounts were remitted by the participant subsequent to the Plan year end.


                                 L.A. GEAR, INC.
                           EMPLOYEE STOCK SAVINGS PLAN


           ITEM 27d-FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS *
                          YEAR ENDED NOVEMBER 30, 1995


                                                                                                      Current Value      Net
  Party                Description      Number of  Purchase    Selling   Lease   Expense    Cost of    of asset on       gain
 involved               of asset      transactions   price      price    rental  incurred    asset   transaction date  or (loss)
 --------               --------      ------------   -----      -----    ------  --------    -----   ----------------  ---------

Wells Fargo Bank**  Money Market Fund       52     $ 705,878      --       --       --        --      $  705,878           --
Wells Fargo Bank**  Money Market Fund       79          --    $700,610     --       --     $700,610      700,610           --
Wells Fargo Bank**  Asset Allocation
                    Fund                    62       304,455      --       --       --        --         304,455           --
Wells Fargo Bank**  Asset Allocation
                    Fund                    93          --     437,706     --       --      389,422      437,706       $ 48,284
Wells Fargo Bank**  Growth Stock Fund       71       382,571      --       --       --        --         382,571           --
Wells Fargo Bank**  Growth Stock Fund       86          --     382,780     --       --      306,034      382,780         76,746
Wells Fargo Bank**  S & P Stock Fund        70       263,866      --       --       --        --         263,866           --
Wells Fargo Bank**  S & P Stock Fund        85          --     302,857     --       --      250,021      302,857         52,836
L.A. Gear, Inc.**   Common Stock            10       446,324      --       --       --        --         446,324           --
L.A. Gear, Inc.**   Common Stock            81          --     161,339     --       --      378,791      161,339       (217,452)


*  Transactions or series of transactions in excess of 5% of the current value of the
   Plan's assets as of December 1, 1994 as defined in Section 2520.103-6 of the
   Department of Labor Rules and Regulations for Reporting and Disclosure under
   ERISA.

** Party-in-interest.


                                                 EXIBIT 23


               CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-64287) of L.A.
Gear, Inc. of our report dated May 22, 1996 appearing on page F-1 of this Form 11-K.



/s/ Price Waterhouse LLP
- ------------------------
Price Waterhouse LLP
Los Angeles, California
May 22, 1996